Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$6,255,000.00	100.00%	$6,255,000.00	$445.98(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $39,584.37 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-164694, of which this pricing supplement is a part. After giving effect to the $445.98 registration fee for this offering, $39,138.39 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 490 dated February 22, 2010	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated February 4, 2010	Registration Statement No. 333-164694
relating to the Eksportfinans ASA U.S. Medium-Term Note Program

Eksportfinans ASA
Basket-Linked Notes Due 2012
(Linked to the S&P 500® Index, MSCI EAFE Index and the iShares® MSCI Emerging Markets Index Fund)

     The notes do not pay interest. The amount that you will be paid on your notes on the stated maturity date (April 26, 2012) is based on the performance of a weighted basket comprised of the S&P 500® Index, the MSCI EAFE Index and the iShares® MSCI Emerging Markets Index Fund (each, a basket component and together, the basket) as measured from the trade date (February 22, 2010) to and including the determination date (April 12, 2012, subject to adjustment). The basket components will have the following initial weighting percentages within the basket: the S&P 500® Index (45%); the MSCI EAFE Index (45%) and the iShares® MSCI Emerging Markets Index Fund (10%). If the basket return (defined below) is less than -10.00%, you could lose your entire investment in the notes. Additionally, the amount you may receive on your notes at maturity is subject to a maximum redemption amount of $1,240.00.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the basket, which we refer to as the basket return. The basket return will be determined as follows: First, we will subtract the initial basket level (set at 100) from the final basket level (which will be calculated on the determination date, subject to adjustments). Then, we will divide the result by the initial basket level of 100, and express the resulting fraction as a percentage. On the stated maturity date, for each $1,000.00 face amount of your notes:

  if the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of 2.0 times the basket return times $1,000.00, subject to the maximum redemption amount of $1,240.00;

  if the basket return is zero or negative, but not below -10.00% (the final basket level is equal to or less than the initial basket level but not by more than 10.00%), you will receive $1,000.00; or

  if the basket return is negative and is below -10.00% (the final basket level is less than the initial basket level by more than 10.00%), you will receive an amount in cash that is equal to the sum of (i) $1,000.00 plus (ii) the product of (a) approximately 1.1111 (the buffer rate, defined below) times (b) $1,000.00 times (c) the sum of the basket return plus 10.00%. This amount will be less than $1,000.00.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the basket level on any day other than the determination date. A percentage decrease of more than 10.00% between the initial basket level and the final basket level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum redemption amount of $1,240.00. In addition, the notes will not pay interest, and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Pricing Supplement dated February 22, 2010

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through May 24, 2010. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors – Risks relating to index linked notes or notes linked to certain assets" on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-3 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$ 1,000.00	$ 2.50	$ 997.50
Total:	$6,255,000.00	$15,637.50	$6,239,362.50

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on March 8, 2010.

     "S&P®", "Standard and Poor's®" and "S&P 500®" are registered trademarks of Standard & Poor’s Financial Services LLC (Standard & Poor's) and are licensed for use by Eksportfinans ASA. The notes are not sponsored, sold or promoted by Standard & Poor's and Standard & Poor's does not make any representation regarding the advisability of investing in the notes.

     The MSCI indices are the exclusive property of MSCI Inc. (MSCI). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are or will be licensed for use for certain purposes by Eksportfinans ASA. The notes referred to herein have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes. This pricing supplement contains a more detailed description of the limited relationship MSCI has with Eksportfinans ASA and any related notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

     “iShares®’’ is a registered mark of BlackRock Institutional Trust Company, N.A. (BTC). The notes are not sponsored, endorsed, sold, or promoted by BTC, its affiliate, BlackRock Fund Advisors (BFA), or the iShares® Funds. Neither BTC, BFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC, BFA, nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

TERMS OF THE NOTES

Issuer: Specified Currency: Aggregate Face Amount:	Eksportfinans ASA U.S. dollars $6,255,000.00

	We may decide to sell additional notes prior to the Original Issue Date at an Issue Price (and Underwriting Discount and Net Proceeds) that differs from the issue price indicated above.

Face Amount of each note: Agent:	$1,000.00 Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as: Trade Date: Original Issue Date:	Principal February 22, 2010 March 8, 2010, unless postponed due to a Market Disruption Event.

Maturity Date:	April 26, 2012, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Indexed note:

Yes. The return on the notes is linked to a weighted basket (the Basket) consisting of the following basket components (each of which is referred to as a basket component, and together, the basket components):

	Basket Component	Bloomberg	Initial Basket	Initial Weight
		Ticker	Component Level
	S&P 500® Index	SPX	1,108.56	45%
	MSCI EAFE Index	MXEA	1,516.00	45%
	iShares® MSCI
	Emerging Markets	EEM UP*	$39.54	10%
	Index Fund
	* Currently listed and traded on the NYSE Arca.

The S&P 500® Index (the S&P 500 Index) (Bloomberg ticker: SPX) is published by Standard & Poor’s, a division of Standard & Poor's Financial Services LLC (Standard & Poor’s or S&P), and is intended to provide an indication of the pattern of common stock price movement. We refer to Standard & Poor’s as the S&P 500 Index sponsor, and it calculates and maintains the S&P 500 Index. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to an aggregate average market value of the common stocks of 500 similar companies during the base years 1941 through 1943. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its stock guide database of equities, which Standard & Poor’s uses as an assumed model for the composition of the total market. See “The Basket Components — The S&P 500® Index” below for further information on the S&P 500 Index. Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The MSCI EAFE Index (the MSCI EAFE Index) (Bloomberg ticker: MXEA) is published by MSCI Inc. (MSCI), and is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. We refer to MSCI as the MSCI EAFE Index sponsor, and it calculates and maintains the MSCI EAFE Index. As of February 16, 2010 the MSCI EAFE Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indices sponsored by MSCI called the “MSCI Standard Index Series”. See “The Basket Components — The MSCI EAFE Index” below for further information on the MSCI EAFE Index. Additional information is available on the following website: http://www.mscibarra.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The iShares® MSCI Emerging Markets Index Fund (the iShares Fund) (Bloomberg ticker: EEM UP) is intended to correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the MSCI Emerging Markets Index). Shares of the iShares Fund are issued by iShares, Inc. (the Fund Issuer). The investment advisor to the iShares Fund (the iShares Fund investment advisor) is BlackRock Fund Advisors (BFA), a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A. (BTC). See “The Basket Components — The iShares® MSCI Emerging Markets Index Fund” below for further information. Additional information is available on iShares' website at http://www.ishares.com and from numerous public information sources. We are not incorporating by reference the website or any material it includes in this pricing supplement.

In this pricing supplement, when we refer to the basket components, we mean the S&P 500 Index, the MSCI EAFE Index and the iShares Fund, or any successor indices or successor fund, as applicable, as they may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Indices” or “— De-listing, Discontinuance, Modification or Adjustment Event of the iShares Fund” below. When we refer to the Index sponsors as of any time, we mean the entities, including any successor sponsors, that determine and publish the S&P 500 Index or the MSCI EAFE Index as then in effect. When we refer to the fund investment advisor as of any time, we mean the entity, including any successor investment advisor, that manages the investment of the assets of the iShares Fund as then in effect. When we refer to the index stocks as of any time, we mean the stocks that underlie the S&P 500 Index or the stocks that underlie the component indices of the MSCI EAFE Index or the MSCI Emerging Markets Index underlying the iShares Fund as then in effect, after giving effect to any additions, deletions or substitutions. When we refer to the component indices as of any time, we mean the indices that comprise the MSCI EAFE Index or the MSCI Emerging Markets Index underlying the iShares Fund as then in effect, after giving effect to any additions, deletions or substitutions.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

If the Final Basket Level is greater than or equal to the Cap Level, the amount payable will equal the Maximum Redemption Amount.

If the Final Basket Level is greater than the Initial Basket Level but less than the Cap Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Participation Rate times (c) the Basket Return.

If the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level, the amount payable will equal $1,000.00.

If the Final Basket Level is less than the Buffer Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Buffer Rate times (c) the sum of the Basket Return plus the Buffer Amount. In this case, the Redemption Amount you will receive at maturity shall be less than the principal amount you invested in the notes, and you may lose a significant portion or even all of your principal invested in the notes.

Initial S&P 500 Index Level: Initial MSCI EAFE Index Level: Initial iShares Fund Price: Final S&P 500 Index Level:

1,108.56

1,516.00

$39.54

The official closing level of the S&P 500 Index, or any successor index published by the S&P 500 Index sponsor at the regular weekday close of trading on the relevant exchanges on the relevant Trading Day, on the Determination Date, as calculated and published by the S&P 500 Index sponsor, subject to adjustment due to a discontinuation or modification of the S&P 500 Index.

Final MSCI EAFE Index level:

The level of the MSCI EAFE Index on the Determination Date, as published by the MSCI EAFE Index sponsor or, if the MSCI EAFE Index sponsor does not publish such a level, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of a Market Disruption Event or the discontinuance or modification of the MSCI EAFE Index.

Final iShares Fund price:

The closing price of one share of the iShares Fund on the Determination Date, as determined by the calculation agent, subject to adjustment as provided under “— De-listing, Discontinuance, Modification or Adjustment Event of the iShares Fund” below.

Initial Weighted Value:	As indicated in the table above, for each basket component, the product of (i) the initial weight of the basket component times (ii) the Initial Basket Level.

Initial Basket Level: Final Basket Level:

100.00

The sum (as determined by the calculation agent) of: (i) the Final S&P 500 Index Level divided by the Initial S&P 500 Index Level, multiplied by the Initial Weighted Value of the S&P 500 Index and (ii) the Final MSCI EAFE Index Level divided by the Initial MSCI EAFE Index Level, multiplied by the Initial Weighted Value of the MSCI EAFE Index and (iii) the Final iShares Fund Price divided by the Initial iShares Fund Price, multiplied by the Initial Weighted Value of the iShares Fund, subject to adjustments due to a Market Disruption Event, a non-Trading Day or the discontinuance or modification of a basket component.

Participation Rate: Cap Level: Maximum Redemption Amount: Basket Return:	200.00% 112.00% $1,240.00 The result of (i) the Final Basket Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a positive or negative percentage

Buffer Level:	90.00% of the Initial Basket Level

Buffer Rate:	The quotient of the Initial Basket Level divided by the Buffer Level, which equals approximately 111.11%

Buffer Amount: Determination Date:

10.00%

April 12, 2012. However, if a Market Disruption Event occurs or is continuing on the Determination Date with respect to any basket component, then the Determination Date for such basket component will be postponed to the next Trading Day for such basket component on which a Market Disruption Event is not in effect with respect to such basket component. In no event, however, will the Determination Date be postponed by more than five Business Days. If the Determination Date for any basket component does not occur on the originally scheduled Determination Date, the Determination Date for the notes will occur on the latest of the Determination Dates for any one of the basket components.

Consequences of a Market Disruption Event or a non-Trading Day:

If the Determination Date for any of the basket components is postponed to the last possible day, but a Market Disruption Event with respect to such basket component occurs or is continuing on that day or that day is not a Trading Day for such basket component, that day will nevertheless be the Determination Date for such basket component. If the calculation agent determines that the closing level or closing price, as applicable, of any of the basket components comprising the basket is not available on the last possible day because of a Market Disruption Event, non-Trading Day or for any other reason (other than as described herein or under “— Discontinuance or Modification of the Indices” and “— De-listing, Discontinuance, Modification or Adjustment Event of the iShares Fund” below), the calculation agent will nevertheless determine the Final Basket Level on that day by calculating the final level or final price, as applicable, based on its assessment, made in its sole discretion, of the levels or prices, as applicable, of the basket components.

A Market Disruption Event with respect to any basket component will not by itself constitute a Market Disruption Event with respect to the other basket components.

Market Disruption Event:

Any of the following will be a Market Disruption Event with respect to any of the three basket components:

  a suspension, absence or material limitation of trading in shares of the iShares Fund or index stocks constituting 20.00% or more, by weight, of the S&P 500 Index, the MSCI EAFE Index, the MSCI Emerging Markets Index or any component index thereunder, if applicable, on their respective primary markets, in each case for more than two hours of trading or during the one- half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the iShares Fund or any of the index components constituting 20.00% or more, by weight, of the S&P 500 Index, the MSCI EAFE Index, the MSCI Emerging Markets Index or any component index thereunder, if applicable, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or index stocks constituting 20.00% or more, by weight, of the S&P 500 Index, the MSCI EAFE Index, the MSCI Emerging Markets Index or any component index thereunder, if applicable, or option or futures contracts relating to any of the basket components, or to index stocks constituting 20.00% or more, by weight, of the S&P 500 Index, the MSCI EAFE Index, the MSCI Emerging Markets Index or any component index thereunder, if applicable, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event with respect to any basket component:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to any of the basket components, or to any index stock.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market on which shares of the iShares Fund or an index stock, or on which option or futures contracts relating to any of the basket components or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the iShares Fund or an index stock or in option or futures contracts relating to any of the basket components, if available, in the primary market for shares of the iShares Fund, that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to shares of the iShares Fund, that index stock or those contracts, or a disparity in bid and ask quotes relating to shares of the iShares Fund, that index stock or those contracts,

will constitute a suspension or material limitation of trading in shares of the iShares Fund, that stock or those contracts in that primary market.

As is the case throughout this prospectus supplement, references to a basket component in this description of Market Disruption Events includes the applicable basket component and any successor basket component as it may be modified, replaced or adjusted from time to time.

Discontinuance or Modification of the Indices:

If the S&P 500 Index sponsor or the MSCI Index sponsor discontinues publication of its applicable index and such index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the applicable index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index or fund approved by the calculation agent as a successor index for the applicable index.

If the calculation agent determines that the publication of either the S&P 500 Index or the MSCI EAFE Index is discontinued and there is no successor index, or that the level of the S&P 500 Index or the MSCI EAFE Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Basket Level, and thus the Redemption Amount, if any, by a computation methodology that the calculation agent determines will as closely as possible replicate the applicable index.

If the calculation agent determines that the S&P 500 Index, the MSCI EAFE Index, the component indices comprising the MSCI EAFE Index, the stocks underlying the S&P 500 Index or the stocks underlying the component indices of the MSCI EAFE Index or the method of calculating the S&P 500 Index and/or the MSCI EAFE Index is changed at any time in any respect — including any split or reverse-split of any of the S&P 500 Index or the MSCI EAFE Index and any addition, deletion or substitution and any reweighting or rebalancing of stocks underlying the S&P 500 Index or the component indices underlying the MSCI EAFE Index or the stocks underlying the component indices of the MSCI EAFE Index and whether the change is made by either of the applicable index sponsors under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the stocks underlying the indices or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments to the applicable index or the method of its calculation as it believes are appropriate to ensure that the Final Basket Level used to determine the amount payable on the stated Maturity Date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the S&P 500 Index and/or the MSCI EAFE Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

De-listing, Discontinuance, Modification or Adjustment Event of the iShares Fund:

If the iShares Fund is de-listed from the NYSE Arca, Inc., the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued iShares Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a successor fund. If the iShares Fund is de-listed from the NYSE Arca, Inc. and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, determine the final iShares Fund price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the iShares Fund. If a successor fund is selected, that successor fund will be substituted for the iShares Fund for all purposes of the notes.

If at any time (1) the index underlying the iShares Fund (or a successor fund) is changed in a material respect, (2) the iShares Fund is subject to a potential adjustment event (including a share split, other dividend or distribution, or other event having a dilutive or concentrative effect on the theoretical value of the iShares Fund), (3) the iShares Fund is subject to a reorganization event (including a reclassification of its capital, a merger or other combination, an exchange or tender offer, or other event resulting in a change to the shares of the iShares Fund) or (4) the iShares Fund (or a successor fund) is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of, or the net assets value of the iShares Fund (or a successor fund) had those changes or modifications not been made, then, from and after that time, the calculation agent will be permitted (but not required) to make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be appropriate in order to arrive at a price of an exchange traded fund (and, in turn, any other relevant variable or combination thereof) comparable to the iShares Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to shares of the iShares Fund or the successor fund, as adjusted as it believes are appropriate to ensure that the final iShares Fund price used to determine the amount payable on the stated Maturity Date is equitable. For example, if the iShares Fund or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the iShares Fund shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred).

The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

All determinations and adjustments to be made by the calculation agent with respect to the iShares Fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution Adjustments:

The calculation agent will have discretion to adjust the closing price of the iShares Fund if certain events occur. Exchange traded funds are registered investment companies that are eligible for trading on the exchanges on which they are listed. Generally, exchange traded funds (other than commodities based exchange traded funds) are subject to regulation under the Investment Company Act of 1940, as amended, and are restricted in their activities and have dividend requirements. In the event that any event other than a delisting or withdrawal from the relevant exchange occurs with respect to the iShares Fund, the calculation agent shall determine whether and to what extent an adjustment should be made to the closing price of the iShares Fund. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Fixed rate note: Business Day:

Goldman, Sachs & Co.

The notes will not pay interest. There will be no payments prior to maturity.

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

When we refer to a Trading Day with respect to the S&P 500 Index, we mean a day on which (i) the respective principal securities markets for all of the index stocks that underlie the S&P 500 Index are open for trading, (ii) the S&P 500 Index sponsor is open for business and (iii) the S&P 500 Index is calculated and published by the S&P 500 Index sponsor.

When we refer to a Trading Day with respect to the MSCI EAFE Index, we mean a day on which (i) the MSCI EAFE Index sponsor is open for business and (ii) MSCI EAFE Index is calculated and published by the MSCI EAFE Index sponsor.

When we refer to a Trading Day with respect to the iShares Fund, we mean a day on which (i) the NYSE Arca, Inc. is open for trading and (ii) the closing price for one share of the iShares Fund is published by the NYSE Arca, Inc. (or in each case, any successor exchange thereto as determined by the calculation agent in its sole discretion).

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption: Additional amounts payable: Authorized denominations: Renewable note: Form of notes: CUSIP No.: ISIN: Listing:	No No $1,000.00 and integral multiples of $1,000.00 in excess thereof No Book-entry 282645464 US2826454645 None

FDIC:

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the FDIC) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody's)/AA (outlook stable) (Standard & Poor's)/AA (F.IBCA)†

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the basket components over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

     Unlike ordinary debt securities, the return on the notes depends on changes in values of a basket of two equity indices and one exchange traded fund. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the S&P 500 Index and/or the MSCI EAFE Index, the price per share of the iShares Fund, and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the stocks comprising the basket components to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your note using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May 24, 2010. After May 24, 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your note that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Basket Level is not equal to or greater than the Buffer Level.

     The Redemption Amount will depend on the change in the value of the basket components. Because the value of the basket components is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Basket Level is not equal to or greater than the Buffer Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on the performance of each of the basket components as measured from the initial level or price of each basket component to the final level or price of each basket component. You may lose all or a significant amount of your entire investment in the notes if the Index level drops precipitously.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past performance of the basket components is no guide to future performance.

     The actual performance of the basket components over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels or prices of the basket components or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the basket components.

The calculation of the Redemption Amount does not take into account the level or price of each basket component at any time other than the Determination Date.

     The final level or price, as applicable, of each basket component will be based on the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index and the closing price of one share of the iShares Fund, respectively, on the Determination Date. Therefore, if the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index or the closing price of one share of the iShares Fund dropped precipitously on the Determination Date, the Redemption Amount for your notes may be significantly less than it would otherwise have been had the Redemption Amount been linked to the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index or the closing price of one share of the iShares Fund prior to such drop. Although the actual level or price, as applicable, of the basket components on the stated Maturity Date or at other times during the life of your notes may be higher than the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index and the closing price of one share of the iShares Fund, respectively, on the Determination Date, you will not benefit from the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index or the closing price of one share of the iShares Fund at any time other than the Determination Date.

If the level of any of the basket components changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the basket components comprising the basket. Changes in the level or price, as applicable, of the basket components may not result in a comparable change in the market value of your notes. Even if the level or price of the basket components increases above the Initial Basket Level during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount. For a discussion of some of the reasons for this disparity, see “— The market value of your notes may be influenced by many unpredictable factors” below.

The lower performance of one basket component may offset increases in other basket components.

     The basket is comprised of two equity indices and one exchange traded fund, which are not equally weighted. Declines in the level or price of one basket component may offset increases in the level or price of the other basket components. As a result, the Basket Return — and thus the value of your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

There are risks associated with the iShares Fund.

     Although the iShares Fund’s shares are listed for trading on NYSE Arca, Inc. (the NYSE Arca) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares Fund or that there will be liquidity in the trading market.

     In addition, the iShares Fund is subject to management risk, which is the risk that the iShares Fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the iShares Fund investment advisor may select up to 10% of the iShares Fund’s assets to be invested in shares of equity securities that are not included in the MSCI Emerging Markets Index. The iShares Fund is also not actively managed and may be affected by a general decline in market segments relating to the index. The iShares Fund investment advisor invests in securities included in, or representative of, the MSCI Emerging Markets Index regardless of their investment merits. The iShares Fund investment advisor does not attempt to take defensive positions in declining markets.

     In addition, the iShares Fund is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The iShares Fund and the underlying MSCI Emerging Market Index are different and the performance of the iShares Fund may not correlate with the performance of the MSCI Emerging Market Index.

     Your note is linked in part to the iShares Fund. The iShares Fund uses a representative sampling strategy to attempt to track the performance of the MSCI Emerging Markets Index. The iShares Fund may not hold all or substantially all of the equity securities included in the MSCI Emerging Markets Index and may hold securities or assets not included in the MSCI Emerging Markets Index. Therefore, while the performance of the iShares Fund is generally linked to the performance of the MSCI Emerging Markets Index, the performance of the iShares Fund is also linked in part to shares of equity securities not included in the MSCI Emerging Markets Index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the iShares Fund investment advisor.

     Imperfect correlation between the iShares Fund’s portfolio securities and those in the MSCI Emerging Markets Index, rounding of prices, changes to the MSCI Emerging Markets Index and regulatory requirements may cause tracking error, the divergence of the iShares Fund’s performance from that of the MSCI Emerging Markets Index.

     In addition, the performance of the iShares Fund will reflect additional transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index and this may increase the tracking error of the iShares Fund. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the iShares Fund and the MSCI Emerging Markets Index. Finally, because the shares of the iShares Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the iShares Fund may differ from the net asset value per share of the iShares Fund.

     For all of the foregoing reasons, the performance of the iShares Fund may not correlate with the performance of the MSCI Emerging Markets Index.

An investment in the offered notes is subject to risks associated with non-U.S. securities markets.

     Two of the basket components to which your note is linked, the MSCI EAFE Index and the iShares Fund, are in turn linked to the value of foreign equity securities. The MSCI EAFE Index consists of twenty-one developed equity market country indices, which are in turn comprised of the stocks traded in the equity markets of such countries. The MSCI Emerging Markets Index, which underlies the iShares Fund, consists of twenty-two emerging market country indices, which are, in turn, comprised of the stocks traded in the equity markets of such countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities market comprising the MSCI EAFE Index and the MSCI Emerging Market Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     Because foreign exchanges may be open on days when the iShares Fund is not traded, the value of the securities underlying the iShares Fund may change on days when shareholders will not be able to purchase or sell the iShares Fund’s shares.

     The countries whose indices are represented by the MSCI Emerging Markets Index include Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Your notes are linked to a basket that includes the MSCI EAFE Index, and are therefore subject to foreign currency exchange rate risk.

     Because the notes are linked to a basket that includes the MSCI EAFE Index (and its component country indices, as defined in “The Basket Components — The MSCI EAFE Index”) and the iShares Fund, investors of the notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the MSCI EAFE Index and the iShares Fund. An investor’s net exposure will depend on the extent to which the currencies represented in the MSCI EAFE Index and the iShares Fund strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall index. If, taking into account such weight, the dollar strengthens against such currencies, the levels of the MSCI EAFE Index or the iShares Fund will be adversely affected and the amount payable at maturity of the notes may be reduced. Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

  rates of inflation;

  interest rate levels;

  the balance of payments among countries;

  the extent of government surpluses or deficits in the component countries and the United States; and

  other financial, economic, military and political factors.

     All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the various component countries and the United States and other countries important to international trade and finance.

The return on your notes with respect to the MSCI EAFE Index will depend on changes in the level of the MSCI EAFE Index and will not be adjusted for changes in U.S. dollar foreign currency exchange rates.

     Although the index stocks underlying the MSCI EAFE Index are traded in currencies other than U.S. dollars and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates relating to index stocks underlying the MSCI EAFE Index. The payment amount on the stated Maturity Date with respect to the MSCI EAFE Index will be based solely upon the overall change in the level of the MSCI EAFE Index during the life of your notes up to the Determination Date. Changes in foreign currency exchange rates, however, may reflect changes in the European, Australian and Far East economies that, in turn, may affect the final level of the MSCI EAFE Index.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the value of the Basket over the life of your notes will be limited because of the Cap Level, which is 112.00% of the Initial Basket Level. The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Final Basket Level may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the stocks included in the basket components without taking into account taxes and other costs related to such a direct investment.

The notes do not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The return on your notes will not reflect any dividends paid on the index stocks underlying the S&P 500 Index, the MSCI EAFE Index or the MSCI Emerging Markets Index (which underlies the iShares Fund).

     The S&P 500 Index sponsor, the MSCI EAFE Index sponsor, and the MSCI Emerging Markets Index sponsor, which we refer to collectively as the Index sponsors, calculate the levels of the S&P 500 Index, the MSCI EAFE Index and the MSCI Emerging Markets Index, respectively, by reference to the prices of the index stocks underlying the S&P 500 Index, the index stocks underlying the component indices of the MSCI EAFE Index or the index stocks underlying the component indices of the MSCI Emerging Markets Index, as applicable, without taking account of the value of dividends paid on those index stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the index stocks underlying the S&P 500 Index, the index stocks underlying the MSCI EAFE Index or the index stocks underlying the MSCI Emerging Markets Index and received the dividends paid on those index stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.

Changes in the volatility of the basket components are likely to affect the market value of your notes.

     The volatility of the basket components refers to the magnitude and frequency of the changes in the level or price, as applicable, of the basket components. In most scenarios, if the volatility of the basket components increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the basket components decreases, we expect that the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the Final Basket Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the stocks underlying the S&P 500 Index, the component indices of the MSCI EAFE Index, or the MSCI Emerging Markets Index, or a holder of any shares of the iShares Fund. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks or shares of the iShares Fund. Your notes will be paid in cash to the extent that any amount is payable at maturity, and you will have no rights to directly receive delivery of any of the stocks underlying the S&P 500 Index, the component indices of the MSCI EAFE Index, or the MSCI Emerging Markets Index, or any shares of the iShares Fund, or dividends in connection with any of the above.

The market value of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the levels and price, as applicable, of each basket component at any time,

  the dividend rates of the index stocks underlying the S&P 500 Index, the MSCI EAFE Index and the MSCI Emerging Markets Index (which underlies the iShares Fund),

  economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the S&P 500 Index, the MSCI EAFE Index and the MSCI Emerging Markets Index,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the basket components based on their historical performance.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the basket components or the index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) has hedged or expects to hedge its obligations under the swap that Goldman Sachs International has entered or expects to enter into with us relating to the offered notes by purchasing futures and/or other instruments linked to the basket components. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the basket components or the stocks underlying the basket components, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Determination Date for your notes. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked notes whose returns are linked to changes in the level or price of one or more of the basket components. Any of these hedging activities may adversely affect the level or price, as applicable, of one or more of the basket components — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to any of the basket components or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the level or price, as applicable, of one or more of the basket components — directly or indirectly by affecting the price of the index stocks — and therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level or price, as applicable, of one or more of the basket components or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or Goldman Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the basket components and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level or price, as applicable, of the basket components, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with Index sponsors the issuers of the index stocks, the Fund Issuer, or the iShares Fund investment advisor, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the index stocks, some or all of the component indices underlying the MSCI EAFE Index or the MSCI Emerging Markets Index, and the Fund Issuer or the iShares Fund investment advisor and with respect to any of the basket components. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level or price, as applicable, of the basket components and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the Index, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index sponsors and changes that affect the S&P 500 Index or the MSCI EAFE Index, or the Index stocks or component indices, as applicable, underlying the S&P 500 Index or the MSCI EAFE Index could affect the amount payable on your notes and their market value.

     The policies of the Index sponsors concerning the calculation of the level of the S&P500 Index and the MSCI EAFE Index, respectively, additions, deletions or substitutions of the index stocks or component indices, as applicable, underlying the S&P 500 Index or the MSCI EAFE Index and the manner in which changes affecting such index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level, could affect the level of the S&P 500 Index or the MSCI EAFE Index and, therefore, the amount payable on your notes on the stated Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if either of the Index sponsors changes these policies, for example, by changing the manner in which it calculates the level of the S&P 500 Index or the level of the MSCI EAFE Index respectively, or if either of the Index sponsors discontinues or suspends calculation or publication of either index level, in which case it may become difficult to determine the market value of your notes.

If events such as these occur, or if the closing level of the S&P 500 Index and/or the MSCI EAFE Index is not available on the last possible Determination Date because of a Market Disruption Event, a non-Trading Day or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the level of the S&P 500 Index and/or the MSCI EAFE Index, as applicable, on the Determination Date and thus the amount payable on the stated Maturity Date in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the level of the S&P 500 Index and/or the MSCI EAFE Index, as applicable, on the Determination Date and the amount payable on your note more fully under “Discontinuance or Modification of the Indices” on P-7.

The policies of the iShares Fund investment advisor and changes that affect the MSCI Emerging Markets Index could affect the amount payable on your notes and their market value.

     The policies of the iShares Fund investment advisor concerning the management of the iShares Fund, additions, deletions or substitutions of securities in the iShares Fund and the manner in which changes affecting the MSCI Emerging Markets Index are reflected in the iShares Fund could affect the market price of shares of the iShares Fund and, therefore, the amount payable on your notes on the stated Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the iShares Fund investment advisor changes these policies, for example, by changing the manner in which it manages the iShares Fund, or if the iShares Fund investment advisor discontinues or suspends maintenance of the iShares Fund, in which case it may become difficult to determine the market value of your notes. If events such as these occur or if the closing price of shares of the iShares Fund is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent may determine the final iShares Fund price on the Determination Date and thus the amount payable on the stated Maturity Date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the amount payable on your notes more fully under “De-listing, Discontinuance, Modification or Adjustment Event of the iShares Fund” on P-8.

There is no affiliation between the basket components and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the stocks underlying the S&P 500 Index, component indices underlying the MSCI EAFE Index or the issuers of the stocks underlying the MSCI Emerging Markets Index or the iShares Fund. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the S&P 500 Index, the MSCI EAFE Index, the issuers of the index stocks underlying the S&P 500 Index, the index stocks underlying the component indices of the MSCI EAFE Index or the issuers of the index stocks underlying the MSCI Emerging Markets Index. You, as an investor in your notes, should make your own investigation into the basket components to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Basket Components” below for certain information about each of the basket components.

     None of the Index sponsors, any issuers of the index stocks underlying the S&P 500 Index, the index stocks underlying the component indices of the MSCI EAFE Index, the iShares Fund or any issuers of the index stocks underlying the MSCI Emerging Markets Index are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, none of the Index sponsors, any issuers of the index stocks underlying the S&P 500 Index, the index stocks underlying the component indices of the MSCI EAFE Index, the iShares Fund or any issuers of the index stocks underlying the MSCI Emerging Markets Index have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Except to the extent that Goldman, Sachs & Co. and one or more of its affiliates act as authorized participants in the distribution of, and, at any time, may hold, shares of the iShares Fund, there is no affiliation between the iShares Fund and Goldman, Sachs & Co., and Goldman, Sachs & Co. is not responsible for any disclosure by the iShares Fund.

     Goldman, Sachs & Co. or one or more of its other affiliates may act, from time to time, as authorized participants in the distribution of shares of the iShares Fund, and, at any time, may hold shares of the iShares Fund. Goldman, Sachs & Co. or one or more of its affiliates is not otherwise affiliated with the iShares Fund. As discussed above, Goldman, Sachs & Co. or its affiliates may currently or from time to time in the future engage in business with issuers of the stocks underlying the MSCI Emerging Markets Index which is the index that the iShares Fund is tracking. Nevertheless, neither Goldman, Sachs & Co. nor any of its affiliates assumes any responsibility for the accuracy or the completeness of any information about the iShares Fund or any issuer of the index stocks underlying the MSCI Emerging Markets Index. You, as an investor in the notes, should make your own investigation into such issuer. Neither the iShares Fund nor any issuers of the stocks the MSCI Emerging Markets Index are involved in this offering in any way and none of them have any obligation of any sort with respect to the notes. Neither the iShares Fund nor any such issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event or a non-Trading Day with respect to any basket component occurs.

     If the calculation agent determines that, on a day that would otherwise be the Determination Date, a Market Disruption Event with respect to any basket component has occurred or is continuing or if such date is not a Trading Day for any basket component, the Determination Date for such basket component will be postponed until the first following Trading Day for such basket component on which no Market Disruption Event occurs or is continuing with respect to such basket component, although not by more than five scheduled Business Days. Moreover, if the closing level of the S&P 500 Index, the closing level of the MSCI EAFE Index or the closing price of the iShares Fund is not available on the last possible day because of a continuing Market Disruption Event, a non-Trading Day or for any other reason (other than discontinuance or modification of the indices or de-listing, discontinuance, modification or adjustment event of the iShares Fund), the calculation agent will nevertheless determine the final level or final price, as applicable, for such basket component, based on its assessment, made in its sole discretion, of the closing level or closing price, as applicable, of such basket component on that day. For more information on the consequences of a market disruption event or non-Trading Day, see “Consequences of a Market Disruption Event or a non-Trading Day” on P-6.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market value of your notes may be influenced by many unpredictable factors” above.

You have limited anti-dilution protection.

     Goldman, Sachs & Co., as calculation agent for your notes, may adjust the final iShares Fund price, but only in the situations we describe in “Terms of the Notes — Anti-dilution Adjustments”. The calculation agent will not be required to make an adjustment for every event that may affect the iShares Fund and will have broad discretion to determine whether and to what extent an adjustment is required.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the basket components in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, aas discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether, holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States — Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Basket Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

     Goldman, Sachs & Co.
     200 West Street, 4th floor
     New York, New York 10282-2198
     Attn: Structured Equities Solutions
     Telephone No. +1 212 902 1000
     Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pretax Basket Returns for the basket components. Based on these hypothetical Basket Returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Basket Returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the basket components and that no Market Disruption Event occurs with respect to any basket component. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket components.

     The basket components have been highly volatile in the past and their performance cannot be predicted for any future period. The actual performance of the basket components over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels or prices, as applicable, of the basket components set forth elsewhere in this pricing supplement. For information about the levels or price, as applicable, of the basket components during recent periods, see “The Basket Components” below.

     The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Basket Levels, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Basket Level and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date based on a Participation Rate of 200.00%, a Cap Level of 112.00%, a Buffer Level of 90.00% and a Maximum Redemption of $1,240.00.

Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Redemption Amount per $1,000 Face Amount	Hypothetical Redemption Amount as a Percentage of $1,000 Face Amount
150.00%	$1,240.00	124.00%
125.00%	$1,240.00	124.00%
112.00%	$1,240.00	124.00%
110.00%	$1,200.00	120.00%
106.00%	$1,120.00	112.00%
103.00%	$1,060.00	106.00%
100.00%	$1,000.00	100.00%
95.00%	$1,000.00	100.00%
93.00%	$1,000.00	100.00%
90.00%	$1,000.00	100.00%
80.00%	$888.89	88.89%
75.00%	$833.33	83.33%
50.00%	$555.56	55.56%
25.00%	$277.78	27.78%
0.00%	$0.00	0.00%

     If, for example, the Final Basket Level were determined to be 25.00% of the Initial Basket Level, the Redemption Amount that we would deliver on your notes at maturity would be 27.78% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date and held it to the Maturity Date, you would lose approximately 72.22% of the Face Amount of your investment.

     The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Basket Level (expressed as a percentage of the Initial Basket Level) were any of the hypothetical levels shown on the horizontal axis and based on a Participation Rate of 200.00%, a Cap Level of 112.00%, a Buffer Level of 90.00% and a Maximum Redemption of $1,240.00. The graph shows that any hypothetical Final Basket Level of less than 90.00% of the Initial Basket Level (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical Redemption Amount of less than 100% of the Face Amount for each of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, you would lose some or all of the principal amount of your notes.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE BASKET

     The Basket consists of the following three components: the S&P 500® Index (initially weighted at 45% of the Basket), the MSCI EAFE Index (initially weighted at 45% of the Basket) and shares of the iShares® MSCI Emerging Markets Index Fund (initially weighted at 10% of the Basket).

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The Basket does not reflect the performance of all major securities markets, and may not reflect actual global market performance. The historical returns of the Basket, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the returns of the Basket during any period shown below is not an indication that the annual percentage change in the Basket Return is more likely to be positive or negative during the term of the notes. The historical performance of the Basket Return does not give an indication of its future performance. We do not make any representation to you as to the performance of the Basket or the basket components. We obtained the closing levels and prices of the basket components used to calculate the historical performance of the Basket Return from Bloomberg Financial Services, without independent verification. The actual levels and prices of the basket components and the Basket at or near the Determination Date may bear little relation to the historical performance shown in the chart below.

     You should not take the historical performance of the Basket as an indication of the future performance of the Basket. We cannot give you any assurance that the future performance of the Basket or the basket components will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Basket. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Basket may be less likely to be indicative of the performance of the Basket during the period from the Trade Date until the Determination Date than would otherwise have been the case. During the period from January 1, 2007 through February 22, 2010, there were 266 25-month periods, the first of which began on January 1, 2007 and the last of which ended on February 22, 2010. In all of the 266 25-month periods the closing level of the Basket on the final date of such period has fallen below 90% of the closing level of the Basket on the initial date of such period. Therefore, during 100.00% of such 266 25-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (Goldman, Sachs & Co. calculated these figures using fixed 25-month periods and did not take into account holidays or non-business days.)

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Basket will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant levels of the Basket between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Basket over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical returns shown below.

     The following chart is based on the Basket Return for the period from January 1, 2007 through February 22, 2010 and does not take into account any taxes you may owe as a result of owning your notes. No one can predict what the Final Basket Level will be on the Determination Date.

Performance of the Basket Return

THE BASKET COMPONENTS

The S&P 500 Index

     We have derived all information regarding the S&P 500® Index (the S&P 500 Index) contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s, which is the S&P 500 Index sponsor. Standard & Poor’s owns the copyright and all other rights to the S&P 500 Index. Standard & Poor’s has no obligation to continue to publish and may discontinue publication of, the S&P 500 Index. We do not assume any responsibility for the accuracy or completeness of such information. The consequences of Standard & Poor’s discontinuing the S&P 500 Index are described in “Discontinuance or Modification of the Indices” above. Current information regarding the market value of the S&P 500 Index is available from Standard & Poor’s and from numerous public information sources. We do not make any representation that the publicly available information about the S&P 500 Index is accurate or complete. The S&P 500 Index is determined, comprised and calculated by Standard & Poor’s without regard to the offered notes. Neither we nor any of our affiliates accept any responsibility for the calculation, maintenance or publication, or any error, omission or disruption in the S&P 500 Index.

     Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies, as of a particular time compared to the aggregate average market value of the common stocks of 500 companies during the base period of the years 1941 through 1943. As of February 12, 2010, the aggregate market value of the 500 companies included in the Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the percentages corresponding to the number of companies as of February 12, 2010 included in each group indicated in parentheses: consumer discretionary (9.78%), consumer staples (11.70%), energy (11.48%), financials (14.41%), health care (12.94%), industrials (10.53%), information technology (19.14%), materials (3.49%), telecommunication services (2.94%) and utilities (3.60%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

     The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this the return on the offered notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.

     Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the market value of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)

the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the base value);

(e)	the current aggregate market value of all component stocks is divided by the base value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

     While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in an manner that may affect the payment amount for the offered notes upon maturity or otherwise.

     Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

  the issuance of stock dividends,

  the granting to shareholders of rights to purchase additional shares of stock,

  the purchase of shares by employees pursuant to employee benefit plans,

  consolidations and acquisitions,

  the granting to shareholders of rights to purchase other securities of the issuer,

  the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index, and other reasons.

     In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	New Market Value Old Market Value	= New Base Value

     The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical High, Low and Closing Levels of the S&P 500 Index

     The closing level of the S&P 500 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the S&P 500 Index during any period shown below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of your notes.

     You should not take the historical performance of the S&P 500 Index as an indication of the future performance of the S&P 500 Index. We cannot give you any assurance that the future performance of the S&P 500 Index or the S&P 500 Index stocks will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the S&P 500 Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the S&P 500 Index may be less likely to be indicative of the performance of the Index during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the S&P 500 Index will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant levels of the S&P 500 Index between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the S&P 500 Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final closing levels of the S&P 500 Index for each of the four calendar quarters in 2007, 2008 and 2009 and the first calendar quarter in 2010 (through February 22, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

S&P 500 Index Historical Closing Levels

	High	Low	Close

2007:
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ended June 30	1,539.18	1,424.55	1,503.35
Quarter ended September 30	1,553.08	1,406.70	1,526.75
Quarter ended December 31	1,565.15	1,407.22	1,468.36
2008:
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009:
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010:
Quarter ending March 31 (through February 22, 2010)	1,150.23	1,056.74	1,108.01

License Agreement

     Standard & Poor's Financial Services LLC (Standard & Poor's or S&P) and Eksportfinans ASA have entered into a non-transferable, non-exclusive license agreement granting Eksportfinans the right to use the S&P 500 Index in connection with the issuance of certain securities, including the notes.

     The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P 500 Index to track general stock market performance. Standard & Poor’s only relationship to Eksportfinans ASA is the licensing of certain servicemarks and trade names of Standard & Poor’s and of the use of the S&P 500 Index which is determined, composed or calculated by Standard & Poor’s without regard to Eksportfinans or the notes. Standard & Poor’s has no obligation to take the needs of Eksportfinans or the owners of the notes into consideration in determining, composing or calculating the S&P 500 Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no liability in connection with the administration, marketing or trading of the offered notes.

     STANDARD & POOR'S DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX(ES) OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR'S SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX(ES) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR'S BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The MSCI EAFE Index

     We have derived all information regarding the MSCI EAFE Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to publish the MSCI EAFE Index, and may discontinue publication of the MSCI EAFE Index at any time. We do not assume any responsibility for the accuracy or completeness of such information.

     The MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. As of February 16, 2010 the MSCI EAFE Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indices sponsored by MSCI called the MSCI Standard Index series.

MSCI EAFE Index
Index Stock Weighting by Country
as of February 8, 2010

Country:	Percentage (%)*
Australia	8.2
Austria	0.3
Belgium	1.0
Denmark	0.9
Finland	1.2
France	10.6
Germany	7.7
Greece	0.4
Hong Kong	2.3
Ireland	0.3
Italy	3.3
Japan	22.8
Netherlands	2.6
New Zealand	0.1
Norway	0.8
Portugal	0.3
Singapore	1.5
Spain	4.0
Sweden	2.6
Switzerland	7.8
United Kingdom	21.2
*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index
Index Stock Weighting by Sector
as of February 8, 2010

Sector† :	Percentage (%)*
Energy	8.17
Materials	10.07
Industrials	11.58
Consumer Discretionary	9.86
Consumer Staples	10.16
Health Care	8.65
Financials	24.67
Information Technology	5.14
Telecommunication Services	5.83
Utilities	5.88

* Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.
† Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Constructing the MSCI Standard Index Series

     MSCI undertakes an index construction process which involves:

  Defining the equity universe.

  Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.

  Classifying the universe of securities under the Global Industry Classification Standard (GICS).

  Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the equity universe

     The MSCI EAFE Index construction process starts at the country level, with the identification of the universe of investment opportunities.

     MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the total market capitalization of securities for free float

     After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free float-adjusting market capitalization involves:

  Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.

  Assigning a free float-adjustment factor to each security.

  Calculating the free float-adjustment market capitalization of each security.

     MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

  Strategic and other shareholdings not considered part of available free float.

  Limits on share ownership for foreign investors.

  Other foreign investment restrictions.

     MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the universe of securities under the GICS

     In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

     GICS consists of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

  A security of a company is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.

  A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

  Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting securities for index inclusion

     In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a bottom-up approach to index construction, building indices from the industry group level up.

The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the equity universe. This analysis drives the individual security selection decisions and aims to reflect the overall features of the equity universe in the country index.

     MSCI targets an 85% free float-adjusted market representation level within each industry group within each country. The security selection process within each industry group is based on a careful analysis of:

  Each company’s business activities and the diversification that its securities would bring to the MSCI EAFE Index.

  The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

  The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

     Overall, index maintenance can be described by three broad categories of implementation of changes.

  Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.

  Quarterly index reviews, aimed at promptly reflecting other significant market events.

  Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices rapidly as they occur. Potential changes in the status of countries (stand-alone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual full country index review

     The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a reappraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and nonconstituent securities, an update of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly index review

     The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

     During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

  Additions or deletions of securities, due to one or more industry groups having become significantly over or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

  Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and removal or decreases of foreign ownership limitations not implemented immediately.

  Replacement of companies, which are no longer suitable industry representatives.

  Deletion of securities whose company and/or security free float has fallen to less than 15%.

  Deletion of securities that have become very small or illiquid.

  Replacement of securities (additions or deletions) resulting from the review of price sources for constituents with both domestic and foreign board quotations.

  Additions or deletions of securities as a result of other market events.

Ongoing event-related changes

     Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public issuances and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement policy

     The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November. All ongoing event-related changes resulting from corporate events are announced prior to their implementations.

     The changes are typically announced at least ten business days prior to these changes becoming effective in the indices as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m. U.S. Eastern Standard Time (EST).

     In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events. In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available. Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of such events cannot be confirmed prior to the notification of the pricing. Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

Historical High, Low and Closing Levels of the MSCI EAFE Index

     The closing level of the MSCI EAFE Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the MSCI EAFE Index during any period shown below is not an indication that the MSCI EAFE Index is more or less likely to increase or decrease at any time during the term of your notes.

     You should not take the historical levels of the MSCI EAFE Index as an indication of the future performance of the MSCI EAFE Index. We cannot give you any assurance that the future performance of the MSCI EAFE Index or the MSCI EAFE Index stocks will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the MSCI EAFE Index may be less likely to be indicative of the performance of the MSCI EAFE Index during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the MSCI EAFE Index will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant levels of the MSCI EAFE Index between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the MSCI EAFE Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final closing levels of the MSCI EAFE Index for each of the four calendar quarters in 2007, 2008 and 2009 and the first calendar quarter in 2010 (through February 22, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

MSCI EAFE Index Historical Closing Levels

	High	Low	Close

2007:
Quarter ended March 31	2,182.60	2,030.00	2,147.51
Quarter ended June 30	2,285.36	2,152.13	2,262.24
Quarter ended September 30	2,335.70	2,039.86	2,300.38
Quarter ended December 31	2,388.74	2,179.99	2,253.36
2008:
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009:
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010:
Quarter ending March 31 (through February 22, 2010)	1,642.20	1,451.53	1,507.97

License Agreement

     MSCI and Eksportfinans ASA have entered into a non-transferable, non-exclusive license agreement granting Eksportfinans ASA the right to use the MSCI EAFE Index in connection with the issuance of certain securities, including the notes.

     THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY EKSPORTFINANS ASA. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

     ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The iShares® MSCI Emerging Markets Index Fund

     The shares of the iShares Fund are issued by iShares, Inc., a registered investment company. The iShares Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The iShares Fund trades on the NYSE Arca under the ticker symbol “EEM”. BlackRock Fund Advisors (BFA), a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A. (BTC) serves as the investment advisor to the iShares Fund. Prior to December 1, 2009, BFA was known as Barclays Global Fund Advisors.

     BFA, as the investment advisor to the iShares Fund, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The iShares Fund generally invests at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI Emerging Markets Index. The iShares Fund may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which BFA believes will help the iShares Fund track the MSCI Emerging Markets Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other funds for any portion of the iShares Fund’s assets invested in shares of such other funds.

     We obtained the following fee information from the iShares Fund website, without independent verification. The investment advisor is entitled to receive a management fee from the iShares Fund based on the iShares Fund’s allocable portion of the aggregate of the average daily net assets of the iShares Fund as follows: 0.75% per annum of aggregate net assets of the iShares Fund less than or equal to $14.0 billion, plus 0.68% per annum of the aggregate net assets of the iShares Fund on amounts over $14.0 billion, up to and including $28.0 billion, plus 0.61% per annum of the aggregate net assets of the iShares Fund on amounts in excess of $28.0 billion. As of January 1, 2010, the expense ratio of the iShares Fund was 0.72% per annum.

     For additional information regarding iShares Inc., BFA, the iShares Fund and the risk factors attributable to the iShares Fund, please see the Prospectus, dated January 1, 2010 (as supplemented January 20, 2010 and February 2, 2010), filed as part of the Registration Statement on Form N-1A with the SEC on December 23, 2009 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at http://www.sec.gov. In addition, information regarding the iShares Fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at http://www.ishares.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

     If a market disruption event occurs with respect to the iShares Fund, the calculation agent will have discretion to adjust the closing price of the iShares Fund on the Determination Date or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” above.

Investment Objective and Strategy

     The iShares Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The iShares Fund’s investment objective and the MSCI Emerging Markets Index may be changed at any time.

     The return on your notes is linked to the performance of the iShares Fund, and not to the performance of the MSCI Emerging Markets Index on which the iShares Fund is based. Although the iShares Fund seeks results that correspond generally to the performance of the MSCI Emerging Markets Index, the iShares Fund follows a strategy of “representative sampling,” which means the iShares Fund’s holdings do not identically correspond to the holdings and weightings of the MSCI Emerging Markets Index, and may significantly diverge from the MSCI Emerging Markets Index. Although the iShares Fund generally invests at least 90% of its assets in some of the same securities as those contained in the MSCI Emerging Markets Index and in depositary receipts representing the same securities as those contained in the MSCI Emerging Markets Index, it does not hold all of the securities underlying the MSCI Emerging Markets Index and may invest the remainder in securities that are not contained in the MSCI Emerging Markets Index, or in other types of investments. Currently, the iShares Fund holds substantially fewer securities than the MSCI Emerging Markets Index. Additionally, when the iShares Fund purchases securities not held by the MSCI Emerging Markets Index, the iShares Fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the MSCI Emerging Markets Index components are not exposed. Therefore, your investment in the iShares Fund will not directly track the performance of the underlying MSCI Emerging Markets Index and there may be significant variation between the performance of the iShares Fund and the MSCI Emerging Markets Index on which it is based.

     The following tables display the top holdings and weighting by country and sector of the iShares Fund. We obtained the information in the tables below from the iShares Fund website, without independent verification.

iShares® MSCI Emerging Markets Index Fund Stock
Weighting by Country
as of December 31, 2009**

Country:	Percentage (%)*
Brazil	15.10%
South Korea	12.85%
Taiwan	10.85%
China	10.78%
South Africa	7.88%
Hong Kong	6.63%
Russian Federation	6.33%
India	6.09%
Mexico	4.66%
Israel	3.30%
Chile	2.39%
Indonesia	2.24%
United States	2.09%***
Turkey	1.31%
Thailand	1.27%
Philippines	1.17%
Hungary	1.15%
Czech Republic	1.10%
Malaysia	0.97%
Peru	0.48%
Egypt	0.44%
Colombia	0.41%
Poland	0.18%
Cayman Islands	0.07%

iShares® MSCI Emerging Markets Index Fund Stock
Weighting by Sector
as of January 29, 2010

Sector:	Percentage (%)*
Financials	24.60%
Information Technology	15.34%
Energy	14.84%
Materials	14.35%
Telecommunication Services	9.46%
Industrials	5.42%
Consumer Discretionary	4.64%
Consumer Staples	4.58%
Utilities	3.94%
Health Care	2.11%
Other/Undefined	0.73%
*Information obtained from iShares® website. Percentages may not sum to 100% due to rounding.
**A list of constituent stocks can be found at http://us.ishares.com/product_info/fund/overview/EEM.htm
***The percentage of stocks from the United States is primarily reflective of ADRs (American Depository Receipts).

iShares® MSCI Emerging Markets Index Fund Top Ten Holdings
as of January 29, 2010

Stock:	Percentage (%)
SAMSUNG ELECTR-GDR REGS 144A	4.05%
TAIWAN SEMICONDUCTOR-SP ADR	2.71%
BANCO ITAU HOLDING FINANCEIRA SA - ADR	2.36%
PETROLEO BRASILEIRO S.A.-ADR	2.28%
POSCO-ADR	2.25%
PETROLEO BRASILEIRO S.A.-ADR	1.94%
CHINA MOBILE LTD	1.79%
OAO GAZPROM-REG S ADS	1.78%
CHUNGHWA TELECOM CO LTD-ADR	1.64%
HDFC BANK LTD-ADR	1.62%
Total	22.42%

Representative Sampling

     BFA uses a representative sampling strategy to track the MSCI Emerging Markets Index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

     The MSCI Emerging Markets Index is a theoretical financial calculation while the iShares Fund is an actual investment portfolio. The performance of the iShares Fund and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares Fund’s portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements that apply to the iShares Fund but not to the MSCI Emerging Markets Index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The iShares Fund, using representative sampling, can be expected to have a greater tracking error than an index fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index. The tracking error of the iShares Fund measured from the inception of the fund to February 22, 2010 is 0.01%.

Industry Concentration Policy

     The iShares Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the iShares Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index concentrates in the stocks of such particular industry or group of industries.

Creation Units

     The iShares Fund issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (Creation Units). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the iShares Fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the iShares Fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

     The approximate value of one share of the iShares Fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the iShares Fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the iShares Fund. The iShares Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Emerging Markets Index

     The information below is included only to give insight to the underlying MSCI Emerging Markets Index, the performance of which the iShares Fund attempts to mirror. Your note is linked to the performance of the iShares Fund and not to the underlying MSCI Emerging Markets Index and the iShares Fund may not hold the same securities as the MSCI Emerging Markets Index, and the holdings may diverge substantially.

     The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

     On May 30, 2008, the MSCI Global Standard Indices (which included MSCI Emerging Markets Index) transitioned to the MSCI Global Investable Markets Indices, which – as well as MSCI Global Standard Indices – are part of MSCI International Equity Indices and the methodology of which is described below.

     Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/products/indices/GIMI.html.

     Index Calculation. The performance of the MSCI Emerging Markets Index is a free float weighted average of the U.S. dollar values of the equity securities (the component securities) constituting of the MSCI indexes for the selected countries (the component country indices). Each component country index is a sampling of equity securities across industry groups in such country’s equity markets. See “—Maintenance of the MSCI Emerging Markets Index and the Component Country Indices” below.

     Prices used to calculate the value of the component securities in the MSCI Emerging Markets Index are the official exchange closing prices or prices accepted as such in the relevant market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time. The U.S. dollar value of the MSCI Emerging Markets Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the component securities. The MSCI Emerging Markets Index was launched on December 31, 1987 at an initial value of 100.

     Maintenance of the MSCI Emerging Markets Index and the Component Country Indices. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting component country indices and the related component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: after close of the last scheduled business day of each February, May, August and November.

     MSCI may add additional component country indices to the MSCI Emerging Markets Index or subtract one or more of its current component country indices prior to the maturity date. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the MSCI Emerging Markets Index at the effective date of such change is the same as it was immediately prior to such change.

     Each country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

     MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the component country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full component country index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semi-annual timetable.

     Ongoing event-related changes to the component country indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the component country indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

     The quarterly index review process is designed to ensure that the component country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a component country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

     The semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a component country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

     Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs. Index maintenance of the component country indices is reflected in the MSCI Emerging Markets Index.

     Selection of Component Securities and Calculation of and Adjustment for Free Float. The selection of the component securities for each component country index is based on the following guidelines:

  define the universe of listed securities within each country;

  adjust the total market capitalization for each security for its respective free float available to foreign investors;

  classify securities into industry groups under the GICS; and

  select securities for inclusion according to MSCI’s index construction rules and guidelines.

     To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

     MSCI will then derive a “foreign inclusion factor” for the company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in MSCI’s indices.

     Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

     These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

Historical High, Low and Closing Levels of the iShares Fund

     The closing price per share of the iShares Fund has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price per share of the iShares Fund during any period shown below is not an indication that the iShares Fund is more or less likely to increase or decrease at any time during the term of your notes.

     You should not take the historical prices per share of the iShares Fund as an indication of the future performance of the iShares Fund. We cannot give you any assurance that the future performance of the iShares Fund or the MSCI Emerging Markets Index which underlies the iShares Fund will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the iShares Fund or the MSCI Emerging Markets Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the iShares Fund and the MSCI Emerging Markets Index may be less likely to be indicative of the performance of the iShares Fund or the MSCI Emerging Markets Index during the period from the Trade Date until the Determination Date than would otherwise have been the case.

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the iShares Fund will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant prices per share of the iShares Fund between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the iShares Fund over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final closing prices per share of the iShares Fund for each of the four calendar quarters in 2007, 2008 and 2009 and the first calendar quarter in 2010 (through February 22, 2010). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

iShares Fund Historical Closing Levels

	High	Low	Close

2007:
Quarter ended March 31	118.63	105.29	116.50
Quarter ended June 30	133.20	117.45	131.65
Quarter ended September 30	150.40	118.50	149.45
Quarter ended December 31	167.19	150.50	155.74
2008:
Quarter ended March 31	50.37	42.17	44.79
Quarter ended June 30	51.70	44.43	45.19
Quarter ended September 30	44.43	31.33	34.53
Quarter ended December 31	33.89	18.21	24.96
2009:
Quarter ended March 31	27.08	19.93	24.80
Quarter ended June 30	34.63	25.64	32.22
Quarter ended September 30	39.28	30.74	38.90
Quarter ended December 31	42.06	37.55	41.50
2010:
Quarter ending March 31 (through February 22, 2010)	43.22	36.83	39.43

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives recently introduced a bill that, if enacted, would require holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of February 22, 2010 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, March 8, 2010 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.